BlackRock Funds II (the "Registrant")
BlackRock Dynamic High Income Portfolio
BlackRock Global Dividend Portfolio
BlackRock Multi-Asset Income Portfolio
 (the "Funds")

77I:

Terms of new or amended securities

Effective February 14, 2017, the Board approved the Registrant's Fourth Amended and Restated Plan Pursuant to Rule 18f-3 Under the Investment Company Act of 1940 (the "Fourth Amended and Restated 18f-3 Plan"), which amended, among other things, the criteria regarding investors eligible to purchase Institutional Shares and Class K Shares of the Funds, as applicable, and the exchange privileges with respect to the Class K Shares of the Funds, as applicable. A copy of the Fourth Amended and Restated 18f-3 Plan is attached hereto under sub-item 77Q1(d).